January 29, 2015

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
Response dated January 8, 2015
Response dated January 21, 2015
File No. 0-23245

Dear Mr. Spirgel:

This letter responds to the Staff’s request for additional information during a January 27, 2015 phone conversation with Charles Eastman - Staff Accountant, related to the above referenced response letters submitted by Career Education Corporation (together with its subsidiaries, the “Company”) with respect to the Staff’s comments on the above referenced filing, specifically regarding the responses to comment 2.

The following summarizes our proposed disclosures regarding the change in methodology related to the recognition of revenue for students who have withdrawn from one of our institutions prior to completion of their program. The amounts presented below are in the process of being audited and therefore are not yet final.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results Analysis

Revenue was negatively impacted by approximately $9.4 million due to a change in accounting methodology related to revenue recognition for students who withdraw from one of our institutions prior to completion of their program. This decline in revenue was partially offset with a $7.5 million decrease in bad debt expense for the amount we previously had deemed uncollectable related to the revenue recognized for these students. See Part IV, Item 15 — Note 2 “Summary of Significant Accounting Policies – g. Revenue Recognition” for more information.

Item 15. Exhibits and Financial Statement Schedules – “Notes to Consolidated Financial Statements”

Note 2 – Summary of Significant Accounting Policies (additional disclosure is underlined for ease of reference)

g. Revenue Recognition [relevant excerpt only]

If a student withdraws from one of our schools prior to the completion of the academic term or program period, we refund the portion of tuition and registration fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain. Generally, the amount to be refunded to a student is calculated based upon the period of time the student has attended classes and the amount of tuition and registration fees paid by the student as of their withdrawal date. These refunds typically reduce deferred tuition revenue and cash on our consolidated balance sheets as we generally do not recognize tuition revenue in our consolidated statements of loss and comprehensive loss until the related refund provisions have lapsed. Based on the application of our refund policies, we may be entitled to incremental revenue on the day the student withdraws from one of our schools. Prior to fiscal 2014, we recorded this incremental revenue, any related student receivable and any estimate of the amount we did not expect to collect as bad debt expense during the quarter a student withdrew based on our analysis of the collectability on an aggregate student portfolio basis, for which we had significant historical experience. Beginning in fiscal 2014, we record revenue for students who withdraw when payment is received (i.e., on a cash basis) because collectability on a student by student basis is difficult to ascertain. This change had the effect of reducing net revenues by $9.4 million and bad debt expense by $7.5 million, which resulted in an increase to the loss from continuing operations of $1.9 million for the year ended December 31, 2014. Additionally, this change reduced net student receivables from continuing operations by $1.9 million. Prior year amounts were not restated because the effects were not material.

Note 18 Quarterly Financial Summary (Unaudited)

Footnote to table:

The fourth quarter of 2014 included a decrease of $9.4 million of revenue, a decrease of $7.5 million of bad debt expense and a $0.5 million increase to the loss from discontinued operations for a cumulative adjustment due to a change in methodology related to revenue recognition for withdrawn students. See Note 2 “Summary of Significant Accounting Policies – g. Revenue Recognition” for more information.

*    *    *    *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (847) 585-2125 if you have any questions regarding the above responses. In addition, please direct any future email transmissions concerning the Letter to the following email address: rsimpson@careered.com.

Very truly yours,

/s/ Reid E. Simpson
Reid E. Simpson
Senior Vice President and Chief Financial Officer

cc:	Scott W. Steffey

Jeffrey D. Ayers

Michele A. Peppers

Michele R. Chaffee